BIODEL AG, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2020 and 2019

TABLE OF CONTENTS

CARLSONSV
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Biodel Ag, Inc.
Maricopa, Arizona

Opinion

We have audited the accompanying financial statements of, Biodel Ag, Inc. (a Nevada corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equities, and cash flows for the years then ended, and the related notes to the financial statements**.**

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion section of our report, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Biodel Ag, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion

We did not observe the taking of the physical inventories at December 31, 2020 or 2019, stated at $1,223,648 and $1,226,571, respectively, since those dates were prior to the time we were initially engaged as auditors for the Company. We were unable to obtain sufficient appropriate audit evidence about inventory quantities by other auditing procedures.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Biodel Ag, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Biodel Ag, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Biodel Ag Inc's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Biodel Ag Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate to those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of expressing an opinion on the financial statements as a whole. We have previously audited Biodel Ag, Inc.'s 2018 financial statements and we expressed a qualified opinion on the financial statements. The supplementary information on pages 16 to 21 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Carlson SV LLP

New Ulm, Minnesota
June 1, 2022

BEEM BIOLOGICS, INC.
BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 4,998	$ 662
Accounts receivable	4,600	7,613
Other receivable	2,903	-
Inventories	1,223,648	1,226,571
Prepaid rent	22,200	20,000
Prepaid insurance	3,774	3,553
Total Current Assets	1,262,123	1,258,399
PROPERTY AND EQUIPMENT (AT COST)		
Machinery and equipment	47,672	47,672
Laboratory equipment	3,755	138,682
Leasehold improvements	9,995	9,995
Total Property and Equipment	61,422	196,349
Accumulated depreciation	(35,406)	(56,642)
Net Property and Equipment	26,016	139,707
OTHER ASSETS		
Patents	99,592	111,758
Intangible assets, net of amortization of $1,546 and $0, respectively	37,119	10,645
Total Other Assets	136,711	122,403
TOTAL ASSETS	**$ 1,424,850**	**$ 1,520,509**

BEEM BIOLOGICS, INC.
BALANCE SHEETS
December 31, 2020 and 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 299,830	$ 320,103
Accrued expenses	7,358	140,564
Capital lease obligation	-	37,628
Notes payable - related party	180,000	266,668
Total Current Liabilities	487,188	764,963
LONG-TERM LIABILITIES		
Notes payable - related party	5,000	-
Capital lease obligation	-	28,490
Total Long-Term Liabilities	5,000	28,490
Total Liabilities	492,188	793,453
STOCKHOLDERS' EQUITY		
Preferred stock - (225,000 and 225,000 shares, respectively; $0.001 par value)	225	225
Common stock - (11,687,830 and 11,134,166 shares, respectively; $0.001 par value)	11,688	11,134
Additional paid in capital	2,359,202	1,806,092
Retained earnings (deficit)	(1,438,453)	(1,090,395)
Total Stockholders' Equity	932,662	727,056
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,424,850**	**$ 1,520,509**

(The accompanying notes are an integral part of these financial statements.)

BEEM BIOLOGICS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Sales	$ 220,004	$ 435,562
Cost of sales	100,885	91,836
GROSS MARGIN	119,119	343,726
OPERATING EXPENSES		
Salaries and wages	157,671	109,750
Payroll taxes	14,823	9,063
Workmens' compensation insurance	1,687	7,200
Total Employee Expenses	174,181	126,013
Contract lab expense	801	1,440
Laboratory expense	8,158	6,147
Field trial expense	-	80,000
Research consultants	-	48,000
Commissions	-	9,399
Licensing expense	18,149	8,569
Marketing consultants	-	5,000
Retail expense	910	-
Samples	2,264	27,834
Product liability insurance	8,372	9,932
Property insurance	3,693	3,419
Director and officer insurance	(10)	7,325
Sales travel	1,184	2,290
Depreciation	23,740	28,730
Amortization	1,546	-
Interest expense	8,663	20,409
Repairs and maintenance	4,055	3,288
Truck expense	52	229
Office supplies	4,312	3,690
Lease expense	116,800	111,650
Utilities	7,294	5,108
Property taxes	11,507	10,800
Director and officer travel	400	1,766
Legal fees	10,264	51,690
Accounting fees	38	854
Management consulting fees	24,600	8,503

BEEM BIOLOGICS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019

	2020	2019
OPERATING EXPENSES (Continued)		
Advertising	$ 1,807	$ 2,524
Delivery	1,169	606
Professional fees	843	44,927
Telephone and internet	4,304	2,624
Tradeshows	-	2,417
Bank charges	711	372
Bad debt expense	-	1,024
State income tax	50	900
Total Operating Expenses	439,857	637,479
OTHER INCOME		
Gain (loss) on sale of assets	(48,905)	284
Gain on extinguishment of debt	21,585	-
Miscellaneous income	-	9
Total Other Income (Loss)	(27,320)	293
NET LOSS FOR YEAR	**$ (348,058)**	**$ (293,460)**

(The accompanying notes are an integral part of these financial statements.)

BEEM BIOLOGICS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019

	Preferred Stock	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
JANUARY 1, 2020	$ 225	$ 11,134	$ 1,806,092	$ (1,090,395)	$ 727,056
Issuance of common stock	-	554	-	-	554
Contributed capital, net	-	-	553,110	-	553,110
Net loss for year	-	-	-	(348,058)	(348,058)
DECEMBER 31, 2020	**$ 225**	**$ 11,688**	**$ 2,359,202**	**$ (1,438,453)**	**$ 932,662**
JANUARY 1, 2019	$ 225	$ 10,968	$ 1,639,592	$ (796,935)	$ 853,850
Issuance of preferred stock	-	-	-	-	-
Issuance of common stock	-	166	-		166
Contributed capital, net	-	-	166,500	-	166,500
Net loss for year	-	-	-	(293,460)	(293,460)
DECEMBER 31, 2019	**$ 225**	**$ 11,134**	**$ 1,806,092**	**$ (1,090,395)**	**$ 727,056**

(The accompanying notes are an integral part of these financial statements.)

BEEM BIOLOGICS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Total net loss	$ (348,058)	$ (293,460)
Adjustments to reconcile total net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization	25,286	28,730
(Gain) loss on sale of assets	48,905	(284)
Gain on extinguishment of debt	(21,585)	-
Changes in assets and liabilities		
(Increase) Decrease in receivables	110	(3,805)
(Increase) Decrease in inventories	2,923	27,073
(Increase) Decrease in prepaid items	(2,421)	6,196
Increase (Decrease) in various payables	(20,273)	20,083
Increase (Decrease) in accrued expenses	(133,206)	110,130
Total Adjustments	(100,261)	188,123
Net Cash Used by Operating Activities	(448,319)	(105,337)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment acquisitions	-	(3,692)
Proceeds from sale of assets	41,046	284
Intangible asset acquisitions	(15,854)	(30,377)
Net Cash Provided (Used) by Investing Activities	25,192	(33,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment on capital lease obligation	(66,118)	(29,421)
Borrowings on long-term debt	141,585	-
Payments on long-term debt	(201,668)	-
Proceeds from issuance of common stock, net	554	166
Contributed capital, net	553,110	166,500
Net Cash Provided by Financing Activities	427,463	137,245
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,336	(1,877)
BEGINNING CASH AND CASH EQUIVALENTS	662	2,539
ENDING CASH AND CASH EQUIVALENTS	**$ 4,998**	**$ 662**

(The accompanying notes are an integral part of these financial statements.)

NOTE 1 – ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Organization
Biodel Ag, Inc., formerly known as Beem Biologics, Inc., was organized July 13, 2015, as a corporation in the State of Nevada, now domiciled in the State of Delaware. The Company is organized as a product developer and manufacturer of biological compounds. Capital has been contributed by the owners with the purchase of capital stock. The Company is governed by a Board of Directors.

Accounting Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash balances with a local financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, such investments may be in excess of the FDIC limit.

Receivables
Biodel Ag, Inc. operates a production facility in Maricopa, Arizona. The Company extends credit to customers. Receivables are considered past due when payment is not received within the period allowed under terms of the sale. The Company generally discontinues any finance charge accrual when a receivable is referred to a collection agency. Periodically, the Company's Board of Directors and management review past due receivables and allow for accounts deemed uncollectible after all reasonable collection efforts have been exhausted. Receivables older than 90 days are $2,413 and $2,113 as of December 31, 2020 and 2019, respectively. At December 31, 2020 and 2019, an evaluation of the aging and collectability of receivables indicated that no allowance was necessary.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Revenue Recognition

The majority of the Company's revenue contain a single delivery element and revenue is recognized at a single point in time when ownership, risk, and rewards transfer. Revenue recognized over time primarily consist of performance obligations that are satisfied within one year or less. In addition, the majority of the Company's contracts do not contain variable consideration and contract modifications are generally minimal. The Company is a product developer and operates a manufacturing facility that produces biological compounds that customers can purchase. Revenue is recognized when product is delivered. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense.

Inventories

The value of the crop inventory represents the payments made to the contract grower for the 2020 crop year. The purpose of the agreement is for the contract grower to produce a crop of guayule (Parthenium argentatum) for seed and biomass to be delivered to Biodel Ag, Inc. when called for by the Company. Finished goods inventories are valued at the lower of cost or net realizable value, with cost determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided by charges to operations using the straight-line method. The estimated useful lives that are the basis for such provisions are as follows:

Machinery and equipment	5 - 15 Years
Laboratory equipment	5 - 15 Years
Leasehold improvements	5 - 15 Years

Expenditures for maintenance, repairs, minor renewals, and betterments which do not improve or extend the useful life of the respective asset are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in income. Fully depreciated assets remain in the accounts until retired from service. Depreciation expense for the years ended December 31, 2020 and 2019, is $23,740 and $28,730, respectively.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Accounting for Uncertainty in Income Taxes

The Company has adopted ASC 740-10, *Income Taxes*, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions which the Company has taken or expects to take in its income tax returns. The Company's policy is to include interest and penalties related to unrecognized tax benefits/liabilities in income tax refunds/expense. As of December 31, 2020 and 2019, the Company does not have any unrecognized tax benefits/liabilities. The Company's tax returns for the 2018, 2017, and 2016 tax years remain subject to examination by tax authorities.

Research and Development

Research and development costs are expensed as incurred.

Gain on Extinguishment of Debt

On May 1, 2020, the Cooperative entered into a Promissory Note with Bank of America (the "Promissory Note"), which provides for an unsecured loan of $21,585 pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act and applicable regulations (the "CARES Act"). The Promissory Note has a term of two years with a 1% per annum interest rate. The Promissory note provided the Cooperative the necessary working capital to sustain principal operations through required economic shutdowns because of COVID-19. Forgiveness of the Promissory Note was determined in accordance with the provisions of the CARES Act and applicable regulations. Principal and interest amount outstanding, if any, after the determination of amounts forgiven will be repaid on a monthly basis. The Cooperative has elected to account for the loan as a loan. Forgiveness has been awarded by the Small Business Administration (SBA) on November 17, 2020 and accordingly, $21,585 of loan forgiveness income was recognized for the year ended December 31, 2020 as a gain on extinguishment of debt on the statement of operations.

Subsequent Event Consideration

The Company has considered the effect, if any, that events occurring after the balance sheet date and up to June 1, 2022, may have on the financial statements as presented. This date coincides with the date the financial statements were available to be issued. Management has determined that there were no material events that would require recognition or disclosure in the Company's financial statements through this date.

NOTE 2 – PREPAID RENT

Prepaid rent of $20,000 as of December 31, 2020 and 2019, is comprised of the down payment for the rent of the building the Company occupies.

NOTE 3 – INCOME TAXES

As of December 31, 2020 and 2019, the company has a federal net operating loss carryover of $1,300,284 and $1,003,437, respectively, to offset future taxable income, and a state net operating loss carryover of $1,309,637 and $1,011,980, respectively, to offset future Arizona taxable income. There has been a 100% valuation reserve against the net operating loss carry forwards, as such, no deferred tax asset has been calculated on the value of the carryforwards.

The Company is responsible for state income taxes and pays a minimum fee to the Arizona Department of Revenue. Total cash paid for income taxes for the years ended December 31, 2020 and 2019, was $50 and $900, respectively.

NOTE 4 – COST OF PATENTS PENDING

Costs of patents pending, included on the balance sheet at December 31, 2020 and 2019, represent legal and related costs for patent applications in development. If a patent is awarded in the future, the related costs will be capitalized and amortized over the lesser of their estimated useful lives or the legal life of the patent (generally 20 years from the application date) on a straight-line basis. If a patent is denied, the costs will be expended. There was one patent granted, which was capitalized and included in intangible assets, and no patents denied during 2020. No patents were granted or denied during 2019.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of granted patents, product registrations, and trademarks. The total cost of these intangible assets is $36,965 and $10,645 as of December 31, 2020 and 2019, respectively. The patents are being amortized over 20 years. The product registration and trademarks have an indefinite life. Amortization expense for the years ended December 31, 2020 and 2019, is $1,546 and 0, respectively.

NOTE 5 – OPERATING LEASE

The Company leases the building it occupies under terms of an operating lease. Lease expense for the years ended December 31, 2020 and 2019, was $116,800 and $111,650, respectively. Rent expense for the years ended December 31, 2020 and 2019, was $0.

NOTE 5 – OPERATING LEASE (Continued)

Future non-cancellable lease payments are due as follows:

December 31, 2021	$	18,000
December 31, 2022		-
December 31, 2023		-
December 31, 2024		-
December 31, 2025 and later		-
TOTAL	**$**	**18,000**

NOTE 6 – NOTES PAYABLE - Related Party

Notes payable as of December 31 are as follows:

2020		**Current**	**Noncurrent**	**Total**
Tempe Farming Company	(1)	$ 100,000	$ -	$ 100,000
BeemAgro-Sciences Corporation	(2)	80,000	5,000	85,000
TOTAL		**$ 180,000**	**$ 5,000**	**$ 185,000**

(1) The Company has a $100,000 promissory note, plus simple interest, accrued on the unpaid principal sum, with Tempe Farming Company, related party, that matures July 26, 2021. The note has a security interest in the harvest guayule root material originally grown by Tempe Farming Company and located on the Company's leased property. The fixed interest rate is 5% as of December 31, 2020.

(2) The Company has a $85,000 note with BeemAgro-Sciences Corporation. The loan calls for monthly payments of $5,000 beginning February 1, 2020 and maturing on January 1, 2022. The interest rate is 0% as of December 31, 2020.

Future long-term debt payments are due as follows:

December 31, 2021	$	5,000
December 31, 2022		-
December 31, 2023		-
December 31, 2024		-
December 31, 2025 and later		-
TOTAL	**$**	**5,000**

NOTE 6 – NOTES PAYABLE – Related Party (Continued)

2019		Current	Noncurrent	Total
Tempe Farming Company	(1)	$ 236,668	$ -	$ 236,668
Tempe Farming Company	(2)	30,000	-	30,000
TOTAL		**$ 266,668**	**$ -**	**$ 266,668**

(1) The Company has a $236,668 promissory note, plus simple interest, accrued on the unpaid principal sum, with Tempe Farming Company, related party, that matures July 25, 2020. The note has a security interest in the harvest guayule root material originally grown by Tempe Farming Company and located on the Company's leased property. The fixed interest rate is 5%.

(2) The Company has a $30,000 promissory note, plus simple interest, accrued on the unpaid principal sum, with Tempe Farming Company, related party, that matures July 25, 2020. The note has a security interest in the harvest guayule root material originally grown by Tempe Farming Company and located on the Company's leased property. The fixed interest rate is 5%.

Total cash paid for interest was $3,318 and $7,814 for the years ended December 31, 2020 and 2019, respectively.

NOTE 8 – CONTINGENCIES

The Company is contingently liable for any federal and state tax assessments that may arise regarding returns which have not had final acceptance by the respective tax authorities.

The Company is contingently liable for any future costs which may arise by directive of federal and state regulatory agencies relating to air, water, and waste management in the handling of agricultural products.

No other contingent liabilities are known to exist.

SUPPLEMENTARY INFORMATION

BEEM BIOLOGICS, INC.
ANALYSIS OF ACCOUNTS RECEIVABLE
December 31, 2020 and 2019

	2020		2019	
	Amount	Percent	Amount	Percent
Current	$ 900	19.57%	$ 5,500	72.24%
31 - 60 Days	400	8.70%	-	-
61 - 90 Days	887	19.28%	-	-
Over 90 Days	2,413	52.45%	2,113	27.76%
TOTAL ACCOUNTS RECEIVABLE	**$ 4,600**	**100.00%**	**$ 7,613**	**100.00%**

BEEM BIOLOGICS, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2020 and 2019

SOURCES AND APPLICATIONS OF FUNDS

	2020	2019
SOURCES OF FUNDS		
From operations		
Net loss	$ (348,058)	$ (293,460)
Items not requiring an outlay of working capital		
Depreciation	25,286	28,730
(Gain) Loss on sale of assets	48,905	(284)
Gain on extinguishment of debt	(21,585)	-
Total from Operations	(295,452)	(265,014)
Other sources		
Proceeds from sale of asset	41,046	284
Notes payable, noncurrent	26,585	-
Proceeds from issuance of common stock, net	554	166
Contributed capital, net	553,110	166,500
Total Other Sources	621,295	166,950
Total Sources of Funds	325,843	(98,064)
APPLICATIONS OF FUNDS		
Property and equipment acquisitions	-	3,692
Intangible asset acquisitions	15,854	30,377
Capital lease obligation retired	28,490	37,628
Total Applications of Funds	44,344	71,697
NET INCREASE (DECREASE) IN WORKING CAPITAL	281,499	(169,761)
BEGINNING WORKING CAPITAL	493,436	663,197
ENDING WORKING CAPITAL	**$ 774,935**	**$ 493,436**

BEEM BIOLOGICS, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2020 and 2019

CHANGES IN WORKING CAPITAL

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 4,336	$ (1,877)
Receivables	(110)	3,805
Inventories	(2,923)	(27,073)
Prepaid insurance	2,421	(6,196)
Total Current Assets	3,724	(31,341)
CURRENT LIABILITIES		
Various payables	(20,273)	20,083
Accrued expenses	(133,206)	110,130
Capital lease obligation	(37,628)	8,207
Notes payable	(86,668)	-
Total Current Liabilities	(277,775)	138,420
NET INCREASE (DECREASE) IN WORKING CAPITAL	**$ 281,499**	**$ (169,761)**

BEEM BIOLOGICS, INC.
PROPERTY AND EQUIPMENT AND DEPRECIATION
For the Year Ended December 31, 2020

	Balance 01/01/20	Additions	Retirements	Balance 12/31/20
Machinery and equipment	$ 43,980	$ -	$ -	$ 43,980
Laboratory equipment	142,374	-	134,927	7,447
Leasehold improvements	9,995	-	-	9,995
TOTAL	**$ 196,349**	**$ -**	**$ 134,927**	**$ 61,422**

BEEM BIOLOGICS, INC.
PROPERTY AND EQUIPMENT AND DEPRECIATION
For the Year Ended December 31, 2020

Accumulated Depreciation 01/01/20	Current Depreciation	Retirements	Accumulated Depreciation 12/31/20	Book Value 12/31/20
$ 19,275	$ 6,925	$ -	$ 26,200	$ 17,780
33,440	15,291	44,976	3,755	3,692
3,927	1,524	-	5,451	4,544
$ 56,642	**$ 23,740**	**$ 44,976**	**$ 35,406**	**$ 26,016**

BEEM BIOLOGICS, INC.
INTANGIBLE ACQUISITIONS
December 31, 2020

	Amount
Product registration	$ 7,745
Trademarks	3,100
US patent 10,542,686 B2	27,820
TOTAL INTANGIBLES ACQUIRED	**$ 38,665**